
June 4, 2021

Everett M. Dickson
Chief Executive Officer
Aureus, Inc.
One Glenlake Parkway #650
Atlanta, GA 30328

>**Re: Aureus, Inc.**
>**Registration Statement on Form 10-12G**
>**Filed April 6, 2021**
>**File No. 000-55398**

Dear Mr. Dickson:

We issued comments to you on the above captioned filing on May 3, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 18, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jennifer Angelini at 202-551-3045 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Philip Magri